March 31, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Profit Planner Management Inc.
Form 10-K for the Fiscal Year Ended May 31, 2014
File No. 333-160513

Dear Mr. Spirgel,

We have reviewed your comments and the following are our responses to your comments:

Form 10-K for Fiscal Year Ended May 31, 2014

Item 9A. Controls and Procedures

1.	Please include a discussion regarding the effectiveness of the design and operation of your disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this annual report. In this regard we note that you have provided this disclosure in your periodic reports but you have omitted it in your Form 10-K. Please see Regulations S-K Item 307.

Answer

We will include the required disclosure as defined in Rules 13a -15 (e) and 15d-15 (e) in our Form 10-K Filing for the fiscal year ending May 15, 2015.

Profit Planners Management, Inc.

1001 Avenue of Americas, 2nd Floor. New York, NY 10022

www.profitplannersmgt.com

Form 8-K filed February 4, 2015

Exhibit 99.1

2.	We note that your furnished investor presentation discloses plans to acquire several accounting firms in an effort to build your business. Please provide greater detail as to how these acquisitions will be funded in light of your current financial status.

Answer

We expect to fund our acquisition strategy through the sale of a combination of debt and equity securities that we are in the process of structuring. The final terms of any such debt and equity issuance have not yet been established. We have engaged a registered Broker Dealer to assist us with raising the necessary capital.

Thank you for your kind attention.

Sincerely,

/s/ Wesley Ramjeet

Wesley Ramjeet, CEO

Profit Planners Management, Inc.

Profit Planners Management, Inc.

1001 Avenue of Americas, 2nd Floor. New York, NY 10022

www.profitplannersmgt.com